Contact:  Pam Sherry
          Laboratory Corporation of America
          910-584-5171


           LABORATORY CORPORATION OF AMERICA HOLDINGS
                  REPORTS THIRD QUARTER RESULTS

       Results In Line With Recently Revised Expectations



BURLINGTON, NC, OCTOBER 25, 1995 - Laboratory Corporation of America Holdings (LabCorp) (NYSE:LH) today announced results for the third quarter and nine months ended September 30, 1995. Results for the 1995 periods reflect the April 28th merger of LabCorp's predecessor companies - National Health Laboratories and Roche Biomedical Laboratories - and therefore, are not directly comparable to prior periods.

      Net sales for the quarter ended September 30, 1995, were $417.5 million. The Company reported operating income for the period of $43.2 million, net income of $14.4 million and earnings per share of $0.12. These results were in line with the Company's expectations.

      Net  sales  for the nine month period ended  September  30,
1995, were $1,028.6 million.  In the second quarter of 1995,  the
Company took a special charge of $75.0 million relating to restructuring and other provisions, and also had an extraordinary loss of $8.3 million, net of taxes, related to the early extinguishment of debt. Thus, operating  results for the nine month period ended September  30,
1995,  before the special charge and extraordinary item  were  as follows:  operating  income of $124.7 million,  net  earnings  of
$42.4  million,  and net earnings per share of $0.40.   Operating
results for the period after the special charge and extraordinary item  were: operating income of $49.7 million, net loss of  $12.7 million, and net loss per share of $0.12.

      "While greater than expected declines in utilization and continued pricing pressure due to changes in billing mix have negatively impacted our third quarter, the Company remains ahead of schedule and above its original projections in implementing synergies ensuing from the merger," said Dr. James B. Powell, President and Chief Executive Officer. "We will incur some expense duplication in the near term which will enable us to achieve these higher synergy levels. Previously estimated at $80 to $90 million, these synergies are now expected to result in cost savings of approximately $110 million."

       The Company's program of selective small laboratory acquisitions is continuing, although at a slower pace while it concentrates on the achievement of merger synergies. LabCorp is currently in active discussions with a number of acquisition candidates. By acquiring existing labs, the Company gains additional market share and increased economies of scale.

      During the third quarter, LabCorp signed a three year full service hospital laboratory management agreement with the
Kentucky Division of Columbia/HCA Healthcare Corporation to manage laboratory services for three of Columbia's hospitals in Louisville. The agreement became effective October 1, 1995.

      Since July 1, 1995, the Company's business from hospital affiliations and institutional relationships -- including agreements relating to reference testing, management, shared services and joint marketing -- has totaled more than $28 million annually in contracts already completed or likely to be signed before year end. The Columbia/HCA agreement, as well as others currently in negotiation, is in keeping with the Company's strategy of increased participation in the hospital marketplace utilizing its low-cost producer advantage.

      The Company has continued to increase its presence in managed care throughout the year. Since January 1, 1995, through September 30, 1995, LabCorp added 128 new managed care contracts representing 4.5 million new lives.

      Laboratory Corporation of America Holdings (LabCorp) is a
national   clinical   laboratory  organization   with   estimated
annualized  revenues  in  excess of $1.7  billion.   The  Company
operates 40 primary testing facilities nationally, offering  more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies.  LabCorp performs  diagnostic tests for physicians, managed care organizations, hospitals, clinics,
nursing   homes,   industrial  companies   and   other   clinical
laboratories.
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               LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                            Summarized Financial Information
                     (Dollars in Millions, except per share data)



                   		Three Months Ended           			Nine Months Ended
                        September 30,               	 	September 30,
										   ----------------------------   -------------------------------------------
                                  						    Before Special		   After Special
				                                  		      Charge and	  	    Charge and
						                                        Extraordinary     Extraordinar
                               						             Item		           Item
        		           1995     1994 (a)            1995             1995        1994 (a)
             ----------------------------   -------------------------------------------
Net sales	        $ 417.5    $ 248.7 		      $ 1,028.6          $ 1,028.6      $ 637.6
                		=======  		=======		         =======	          =======		     =======

Operating income  $  43.2 		 $  34.5 	       $   124.7          $    49.7 		   $  83.6
                		=======	  	=======          	=======	         	========    		=======

Earnings (loss)
  before income
 	taxes and
  extraordinary
  item            $  26.2 		 $   2.1 		         $ 77.4 	         	 $ 2.3  		    $ 41.2

Provision for
  income taxes	  	  (11.8)	  	  (1.9)	        	  (35.0)		           (6.7)		      (18.8)
              		-----------		-----------	   	-----------	     	-----------		-----------
Earnings (loss)
  before extraordinary
  item		             14.4 		     0.2 		           42.4 		           (4.4)		       22.4

Extraordinary Item
  - loss on early
  extinguishment of
  debt, net of income
 	tax benefit of
  $5.2	                -   	    	  -   	          	  -   		         (8.3)		         -
             	 	-----------	 ----------		    -----------		     -----------		-----------
Net earnings
  (loss)		        $ 14.4 		    $ 0.2 		         $ 42.4 		        $ (12.7)		     $ 22.4
               		=======	     	======   	       =======	         	=======		     =======

Earnings (loss) per
  common share (b):

 	Earnings (loss)
    per share before
	   extraordinary
    item	           0.12   		 $                      -         		 $ 0.40 		     $ (0.04)		 $ 0.26
 	Extraordinary loss   -      		  -   		             -   		        (0.08)		           -
	            	-----------		 -----------	    	-----------	     	-----------		-----------
 	Net earnings
   (loss) per common
   share	         $ 0.12 		       -   		        $ 0.40 		        $ (0.12)		     $  0.26
               		=======	    	=======	         	======	          	=======	       =======

(a)	In 1994, National Health Laboratories Holdings Inc., the predecessor of Laboratory Corporation of America
    Holdings, recorded a pretax special charge	of $21.0 ($12.8 net of tax) related to the settlement of
    shareholder derivative litigation.  This pretax special charge reduced net earnings for the three-
	   and nine-month periods ended September 30, 1994 by $12.8 and net earnings per common share for the three-
    and nine-month periods ended September 30, 1994 by $0.16.

(b)	Earnings (loss) per common share are based on the weighted average number of shares outstanding during
    the three- and nine-month periods ended	September 30, 1995 of 122,908,698 and 106,424,042 shares, respectively, and the weighted average number of shares outstanding during the three- and nine-month periods ended September 30, 1994 of 84,754,089 and 84,752,194 shares, respectively.  The increase in the weighted average number of shares in 1995 is the result of shares issued in connection with the merger with Roche
    Biomedical Laboratories, Inc. on April 28, 1995.
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